Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis
Management’s Discussion and Analysis

May 13, 2026
This Management's Discussion and Analysis (MD&A) of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended March 31, 2026, dated May 13, 2026, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended March 31, 2026, and the MD&A and audited consolidated financial statements and related notes included in our 2025 Annual Report filed on February 25, 2026.

Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2026, are prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board. We continue to apply the same accounting policies as those used in 2025, except for the adoption of the amendments to IFRS 9 and IFRS 7. These amendments, disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2026 (incorporated herein by reference) resulted in a change in accounting policy discussed in the Critical Accounting Developments, Estimates, and Measures section.

All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Such additional information is not incorporated herein by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS Accounting Standards (non-IFRS) and Other Financial Measures
The Company reports its financial results in accordance with IFRS Accounting Standards. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures, including: adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, free cash flow to net income, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS Accounting Standards are provided (see the Q1 2026 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components and trends in our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

Management’s Discussion and Analysis March 31, 2026	M-1	Stantec Inc.

Business Model
Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. Our strategy is guided by our vision: the success of our clients, communities, and people worldwide is our greatest ambition. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

At Stantec, community encompasses everyone connected to the work we do—from our project teams and industry colleagues to our clients and the people our work impacts. The Stantec community unites approximately 34,000 employees working in over 450 locations across six continents. Please see page M-2 of Stantec’s 2025 Annual Report for further details on our business model.

Strategic Acquisitions Completed in 2026 and 2025

Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
United States
Page Southerland Page, LLC. (Page)	July 2025	Washington, DC	1,400			●
Global
Kallan Sustainable Holdings Limited and Ryan Hanley Limited (Ryan Hanley)	April 2025	Galway, Ireland	150		●
Cosgroves Group Limited (Cosgroves)	June 2025	Christchurch, New Zealand	90			●

Management’s Discussion and Analysis March 31, 2026	M-2	Stantec Inc.

Q1 2026 Financial Highlights

	For the quarter ended March 31,
	2026		2025
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	2,067.7	122.0%	1,923.6	123.9%
Net revenue	1,694.3	100.0%	1,553.0	100.0%
Direct payroll costs	780.2	46.0%	709.5	45.7%
Project margin	914.1	54.0%	843.5	54.3%
Administrative and marketing expenses	648.3	38.3%	612.0	39.4%
Depreciation of property and equipment	17.7	1.0%	17.6	1.1%
Depreciation of lease assets	34.5	2.0%	32.2	2.1%
Amortization of intangible assets	42.6	2.5%	28.7	1.8%
Net interest expense and other net finance expense	24.1	1.4%	21.4	1.4%
Other expense	0.3	0.2%	1.6	0.2%
Income taxes	35.8	2.1%	29.9	1.9%
Net income	110.8	6.5%	100.1	6.4%
Basic and diluted earnings per share (EPS)	0.97	n/m	0.88	n/m
Adjusted EBITDA (note)	287.0	16.9%	252.3	16.2%
Adjusted net income (note)	152.2	9.0%	132.8	8.6%
Adjusted EPS (note)	1.33	n/m	1.16	n/m
Dividends declared per common share	0.245	n/m	0.225	n/m
note: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section).
n/m = not meaningful

Q1 2026 compared to Q1 2025

We achieved strong first quarter adjusted net income of $152.2 million and adjusted earnings per share of $1.33, reflecting an increase of 14.7%, driven by net revenue growth and strong operational performance.
•Net revenue increased 9.1% or $141.3 million, to $1.7 billion, driven by 7.2% acquisition growth and 3.6% organic growth. We drove organic growth in all of our regional operating units, and continued to deliver double-digit organic growth in our Water business.
•Project margin increased 8.4% or $70.6 million, to $914.1 million as a result of net revenue growth and solid project execution. As a percentage of net revenue, project margin decreased slightly by 30 basis points to 54.0% as a result of changes in project mix and remained in line with our expected range.
•Adjusted EBITDA, driven by operational performance, increased 13.8% or $34.7 million, to $287.0 million. Adjusted EBITDA margin was 16.9%, an increase of 70 basis points compared to Q1 2025. The growth in margin was primarily due to lower administrative and marketing expenses as a percentage of net revenue and reflected continuing disciplined management of operations.
•Net income increased 10.7% or $10.7 million, to $110.8 million, and diluted EPS increased 10.2%, or $0.09, to $0.97, mainly due to increases in net revenue and, as a percentage of net revenue, a 110 basis point reduction in administrative and marketing expenses, partly offset by higher amortization of intangible assets as a result of our recent acquisitions and income taxes.
•Adjusted net income grew 14.6% or $19.4 million, to $152.2 million, achieving 9.0% of net revenue—an increase of 40 basis points. Adjusted EPS increased 14.7% or $0.17, to $1.33.
•Contract backlog grew to $9.0 billion at March 31, 2026, achieving a 13.2% year over year increase, which included 9.1% acquisition growth and 5.4% organic growth. Notably, our acquisition of Page contributed to

Management’s Discussion and Analysis March 31, 2026	M-3	Stantec Inc.

over 40% backlog growth in our Buildings business. Additionally, organic growth was achieved in all of our regions, including 21.8% organic growth in our Global region and nearly 10% organic growth in both Buildings and Water. Contract backlog represents approximately 13 months of work.
•Operating cash flows decreased $103.0 million or 102.3%, with cash outflows of $2.3 million, reflecting the expected disruption from the Page integration, particularly the financial system migration and the investment in net working capital as a result of high organic revenue growth in our Global region.
•Days sales outstanding was 74 days, an improvement of 3 days compared to Q1 2025 and below our target of 75 days.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at March 31, 2026 remained at 1.3x, within our internal target range of 1.0x to 2.0x.
•On May 13, 2026, our Board of Directors declared a dividend of $0.245 per share, payable on July 15, 2026, to shareholders of record on June 30, 2026.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2026	2025
Net income	110.8	100.1
Add back:
Income taxes	35.8	29.9
Net interest expense	23.8	21.0
Depreciation and amortization	94.8	78.5
Unrealized loss on equity securities	7.9	8.7
Acquisition, integration, and restructuring costs (note 3)	13.9	14.1
Adjusted EBITDA	287.0	252.3

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2026	2025
Net income	110.8	100.1
Add back after tax:
Amortization of intangible assets related to acquisitions (note 1)	24.8	15.1
Unrealized loss on equity securities (note 2)	6.0	6.7
Acquisition, integration, and restructuring costs (note 3)	10.6	10.9
Adjusted net income	152.2	132.8
Weighted average number of shares outstanding - diluted	114,066,995	114,066,995
Adjusted earnings per share	1.33	1.16
See the Definitions section for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2026, this amount is net of tax of $8.0 (2025 - $4.5)
note 2: For the quarter ended March 31, 2026, this amount is net of tax of $1.9 (2025 - $2.0)
note 3: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the quarter ended March 31, 2026, this amount is net of tax of $3.3 (2025 - $3.2)

Management’s Discussion and Analysis March 31, 2026	M-4	Stantec Inc.

Financial Targets
We provided our annual targets for 2026 on page M-10 in our 2025 Annual Report (incorporated herein by reference).

2026 Annual Range
Targets
Net revenue growth	8.5% to 11.5%
Adjusted EBITDA as % of net revenue (note)	17.6% to 18.2%
Adjusted net income as % of net revenue (note)	at or above 9.5%
Adjusted EPS growth (note)	15% to 18%
Adjusted ROIC (note)	above 13%
In setting our targets and guidance, we assumed an average value for the US dollar of $1.36, GBP of $1.85, and AU of $0.90 for the remainder of the year. For all other underlying assumptions, see page M-20.
note: Adjusted EBITDA, adjusted net income, adjusted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section.

Outlook
We operate in a dynamic global environment; however, the key demand drivers supporting our industry remain unchanged, while new trends and critical sector opportunities continue to emerge. Opportunities arising from aging infrastructure and urbanization, climate change and the need for resilience to extreme weather events, future technologies and associated energy requirements, advanced manufacturing, and resource security continue to drive growth in demand for our services. We have not seen any meaningful impacts or causes to change our overall outlook and we reaffirm our guidance previously reported.

We continue to expect to achieve net revenue growth of 8.5% to 11.5% in 2026, with organic net revenue growth in the mid- to high-single digits, driven by strong demand across all geographic reporting segments and business units. Organic growth in the United States is expected to accelerate in subsequent quarters and rebound to the annual target of mid- to high-single digits, supported by strong demand across all business lines. In Canada, we continue to expect growth to also accelerate and achieve the annual target of mid- to high-single digits by year end, driven by public sector spending plans and continued demand in Energy & Resources. Lastly, Global is expected to maintain strong organic net revenue growth in the mid- to high-single digits, driven by continued high levels of activity in our Water business under the ongoing Asset Management Program and frameworks, strong demand in Energy & Resources, and positive demand fundamentals across other Global business units.

We anticipate adjusted EBITDA margin will continue to expand, reaching a record range of 17.6% to 18.2%. This improvement reflects strong project margins resulting from solid project execution, as well as continued discipline and enhanced strategies in the management of administration and marketing costs. These initiatives include the continued expansion of our high-value centers, optimization of digital strategies, and increased efficiencies from improved scale in certain key geographies. Adjusted EBITDA margin in the first and fourth quarters of 2026 is expected to be near or below the low end of this range due to normal seasonal factors in the northern hemisphere, offset by margins moving toward the higher end of the range, or above, in the second and third quarters as seasonal activity increases.

Overall, we expect to achieve an adjusted net income margin at or above 9.5% of net revenue, an adjusted ROIC greater than 13%, and to deliver 15% to 18% growth in adjusted EPS compared to 2025.

The above targets do not include any assumptions related to additional acquisitions, given the unpredictable nature of the timing and size of such transactions.

Management’s Discussion and Analysis March 31, 2026	M-5	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in Q1 2026.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

In Q1 2026, we delivered net revenue of $1.7 billion and achieved a 9.1% net revenue increase compared to Q1 2025. Net revenue growth reflects solid performance in all of our regions, double-digit organic growth in our Water business, and significant contributions from our acquisitions of Page, Ryan Hanley, and Cosgroves. Public infrastructure spending and private investment continue to be key growth drivers in 2026, with strong demand across our water sectors and steady work in our transportation sectors. Other key drivers are the ongoing challenges to build climate resiliency, tackle resource security, and the growing needs for energy transition solutions. The focus on Smart Cities and buildings, including hospitals, data centers, and other mission-critical facilities to meet the needs in the civic, healthcare, residential, and industrial markets, also continues to drive growth.

We generate over 75% of our gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these and other currencies had a net $26.6 million negative impact on our net revenue results in Q1 2026 compared to Q1 2025:
•The US dollar averaged $1.44 in Q1 2025 and $1.37 in Q1 2026 —a 4.9% decrease. The weakening US dollar compared to the Canadian dollar had a negative effect on gross and net revenues.
•The GBP averaged $1.81 in Q1 2025 and $1.85 in Q1 2026—a 2.2% increase. The strengthened GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
•The AU dollar averaged $0.90 in Q1 2025 and $0.95 in Q1 2026—a 5.6% increase. The strengthened AU dollar compared to the Canadian dollar had a positive effect on gross and net revenues.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment - Q1 2026
(In millions of Canadian dollars, except percentages)	Q1 2026	Q1 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	433.9	425.7	8.2	—	n/a	8.2	1.9%
United States	1,135.7	1,051.8	83.9	124.6	(46.3)	5.6	0.5%
Global	498.1	446.1	52.0	11.9	12.0	28.1	6.3%
Total	2,067.7	1,923.6	144.1	136.5	(34.3)	41.9
Percentage growth			7.5%	7.1%	(1.8%)	2.2%

Management’s Discussion and Analysis March 31, 2026	M-6	Stantec Inc.

Net Revenue by Reportable Segment - Q1 2026
(In millions of Canadian dollars, except percentages)	Q1 2026	Q1 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	376.3	372.1	4.2	—	n/a	4.2	1.1%
United States	892.5	804.9	87.6	100.7	(35.6)	22.5	2.8%
Global	425.5	376.0	49.5	10.7	9.0	29.8	7.9%
Total	1,694.3	1,553.0	141.3	111.4	(26.6)	56.5
Percentage growth			9.1%	7.2%	(1.7%)	3.6%

Gross Revenue by Business Operating Unit - Q1 2026
(In millions of Canadian dollars, except percentages)	Q1 2026	Q1 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Buildings	538.2	435.0	103.2	130.1	(10.2)	(16.7)	(3.8%)
Infrastructure	506.3	514.4	(8.1)	—	(5.7)	(2.4)	(0.5%)
Water	462.6	422.8	39.8	6.4	(7.7)	41.1	9.7%
Environmental Services	343.3	344.8	(1.5)	—	(7.8)	6.3	1.8%
Energy & Resources	217.3	206.6	10.7	—	(2.9)	13.6	6.6%
Total	2,067.7	1,923.6	144.1	136.5	(34.3)	41.9
Percentage growth			7.5%	7.1%	(1.8%)	2.2%

Net Revenue by Business Operating Unit - Q1 2026
(In millions of Canadian dollars, except percentages)	Q1 2026	Q1 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Buildings	439.3	348.2	91.1	105.7	(7.5)	(7.1)	(2.0%)
Infrastructure	419.7	426.6	(6.9)	—	(3.9)	(3.0)	(0.7%)
Water	385.2	338.1	47.1	5.7	(6.8)	48.2	14.3%
Environmental Services	262.0	264.6	(2.6)	—	(5.9)	3.3	1.2%
Energy & Resources	188.1	175.5	12.6	—	(2.5)	15.1	8.6%
Total	1,694.3	1,553.0	141.3	111.4	(26.6)	56.5
Percentage growth			9.1%	7.2%	(1.7%)	3.6%

Management’s Discussion and Analysis March 31, 2026	M-7	Stantec Inc.

Canada
We achieved 1.1% organic net revenue growth in our Canadian operations, consistent with our expectations for the first quarter. Strong organic net revenue growth in our Water business was driven by biosolids projects and continued momentum on wastewater solution projects. Robust organic net revenue growth was also achieved in both our Energy & Resources and Buildings businesses through consistent progress on major power-intensive industrial processes projects and public sector investment primarily in our civic markets, respectively. Partly offsetting the growth was a retraction in our Infrastructure business due to a wind down of certain significant transit and roadway projects, however we expect a ramp up of new projects to commence in Q2 2026.

United States
Double-digit growth in net revenue, driven by the acquisition of Page and organic growth, was partly offset by foreign exchange impacts. Our Water business achieved double-digit organic growth due to large wastewater treatment projects. In Energy & Resources, work on a major hydropower dam project contributed to organic growth and our Infrastructure business delivered growth through data center projects in our north central region and benefited from favorable transportation project recoveries. Partly offsetting organic growth was a retraction in Buildings due to the completion of certain major mission critical projects in the quarter.

Global
In our Global operations, we achieved net revenue growth of 13.2%, reflecting strong organic growth, acquisition growth, and positive foreign exchange impacts. Our industry-leading Water business continued to deliver robust organic growth—achieving 15% organic growth this quarter—through long-term framework agreements and public sector investment in water infrastructure across the UK, Australia, and New Zealand. The ramp up of projects in Chile and Peru drove double-digit organic growth in Energy & Resources as the growing need for energy-transition solutions continued to drive demand in mining for copper. We also achieved double-digit organic growth in our German Infrastructure business due to momentum on a major public sector electrical transmission project and increased volume on transit and rail projects.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS Accounting Standards.

Our contract backlog at March 31, 2026 stands at $9.0 billion, reflecting an increase of over $1.0 billion since March 31, 2025, and represents approximately 13 months of work. Acquisitions completed in 2025 contributed to growth of 9.1% or $720.1 million, primarily within Buildings which had growth of over 40%. Backlog grew organically by 5.4%, or $430.1 million, in all of our regions, most notably in Global with organic growth of 21.8%, and particularly in our Water and Buildings businesses, both achieving nearly 10% organic growth.

Compared to December 31, 2025, our backlog grew 4.8%, or $409.5 million, reflecting organic growth of 3.7%, or $316.3 million. Organic growth was achieved in all of our regions and particularly in our Buildings and Environmental Services businesses.

Backlog by Reportable Segment - March 31, 2026 vs March 31, 2025
(In millions of Canadian dollars, except percentages)	Mar 31, 2026	Mar 31, 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,862.0	1,753.1	108.9	—	n/a	108.9	6.2%
United States	5,379.4	4,802.1	577.3	681.5	(125.5)	21.3	0.4%
Global	1,738.3	1,376.7	361.6	38.6	23.1	299.9	21.8%
Total	8,979.7	7,931.9	1,047.8	720.1	(102.4)	430.1
Percentage growth			13.2%	9.1%	(1.3)%	5.4%

Management’s Discussion and Analysis March 31, 2026	M-8	Stantec Inc.

Backlog By Reportable Segment - March 31, 2026 vs December 31, 2025
(In millions of Canadian dollars, except percentages)	Mar 31, 2026	Dec 31, 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,862.0	1,760.5	101.5	—	n/a	101.5	5.8%
United States	5,379.4	5,127.5	251.9	—	82.3	169.6	3.3%
Global	1,738.3	1,682.2	56.1	—	10.9	45.2	2.7%
Total	8,979.7	8,570.2	409.5	—	93.2	316.3
Percentage growth			4.8%	—%	1.0%	3.7%

Major Project Awards
We continue to secure major projects across various sectors, demonstrating our expertise and commitment to delivering impactful solutions for clients. Our strategic partnerships facilitated growth and expansion across the regions we serve and led to a number of impactful opportunities.

Canada
The Buildings team was selected to provide design services for a civic, commercial, and educational hub in Surrey, British Columbia. The space will support long-term economic development, activate the downtown core, and reinforce the area as a vibrant, mixed-use destination. Our Energy & Resources teams have been selected by a Canadian energy provider for a new master services agreement to help enhance and expand natural gas infrastructure in Western Canada. The program will improve system reliability, support long-term growth, and meet the evolving energy needs of communities and industries. As part of an ongoing partnership, the City of Winnipeg selected our Water team for the new North End Sewage Treatment Plant, which will use a thermophilic digestion process to convert wastewater residuals into Class A biosolids. For the twelfth consecutive year, Alamos Gold has chosen Stantec’s Environmental Services team to provide construction-phase environmental monitoring and permitting support for the restoration of the historic Lynn Lake Gold Mine in Manitoba.

United States
The Infrastructure team was selected as a joint venture partner to lead the design of a 10-mile, 15-station light rail system consisting only of electric trains, the first of its kind in Austin, Texas. The joint venture will deliver comprehensive design services including transitway, tracks, systems, stations, bridges, traffic signals, utilities, drainage structures, and streetscape improvements. In North Carolina, the Infrastructure team will provide program management for the Charlotte Area Transit System’s multibillion-dollar investment in roads, rail, and bus improvements in Greater Charlotte and Mecklenburg County. Our Energy & Resources team was awarded a multimillion new master services agreement to provide design and engineering services for a major power delivery client in the western US. Drawing upon extensive experience in advanced manufacturing, the Buildings team was selected to provide design services during the construction phase of a multibillion-dollar semiconductor manufacturing and research and development facility in Idaho. This project includes onsite water treatment facilities and five ancillary support buildings.

Global
In the Netherlands, the Environmental Services team was selected by Alliander, an energy utility provider, to ensure their public facilities, including streetlights, comply with safety regulations regarding touch voltage. The two-year program will address 1,800 stations and 4,500 connections, each requiring specially designed solutions. In Brisbane, Australia, the Water team is supporting Queensland Urban Utilities with a suite of engineering services to improve water infrastructure for more than 1.6 million residents across the region. In Chile, our Energy & Resources team was selected to oversee and provide quality review in earthmoving, civil, piping, geosynthetic, mechanical, electrical, and instrumentation work for a tailings management facility. Work will occur during construction and commissioning of electromechanical facilities, including tailings pumps, water systems, piping, and electrical components.

Management’s Discussion and Analysis March 31, 2026	M-9	Stantec Inc.

Project Margin
In general, project margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of project margin, refer to the Financial Performance section of our 2025 Annual Report (incorporated herein by reference).

Project margin in the quarter increased $70.6 million, or 8.4%, and as a percentage of net revenue, project margin slightly decreased to 54.0% from 54.3%. Net revenue growth, driven by strong public and private investments, contributed to project margin increases. As a percentage of net revenue, the decrease in project margin is due to a change in project mix in in Canada and Global.

Project Margin by Reportable Segment
	Quarter Ended Mar 31,
	2026		2025
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	196.8	52.3%	199.5	53.6%
United States	491.8	55.1%	443.7	55.1%
Global	225.5	53.0%	200.3	53.3%
Total	914.1	54.0%	843.5	54.3%

Project Margin by Business Operating Unit
	Quarter Ended Mar 31,
	2026		2025
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Buildings	230.2	52.4%	188.8	54.2%
Infrastructure	225.6	53.8%	230.4	54.0%
Water	211.2	54.8%	182.3	53.9%
Environmental Services	147.1	56.1%	148.6	56.2%
Energy & Resources	100.0	53.2%	93.4	53.2%
Total	914.1	54.0%	843.5	54.3%

In Canada, project margin decreased $2.7 million to $196.8 million and as a percentage of net revenue, project margin decreased 130 basis points to 52.3%. A change in project mix and lower volume in rail projects and roadways contributed to lower margins as a percentage of net revenue in Infrastructure and Buildings. Partly offsetting the decrease was improved margin work in Energy & Resources, Environmental Services and Water.

In our US operations, project margin increased $48.1 million to $491.8 million and as a percentage of net revenue, project margin remained consistent at 55.1%. Solid and consistent project execution throughout Infrastructure and Water, as well as project recoveries in Infrastructure, were partly offset by a higher volume of lower margin projects during the quarter in Environmental Services, and Energy & Resources and certain project execution issues in Buildings.

In our Global operations, project margin increased $25.2 million to $225.5 million and as a percentage of net revenue, project margin decreased slightly by 30 basis points to 53.0%. The decrease in profit margin as a percentage of revenue was due to a shift in project mix in our Water business and certain project execution issues in Buildings. Partly offsetting the decrease was a strong volume of higher margin work in Energy & Resources and solid project execution in Environmental Services.

Management’s Discussion and Analysis March 31, 2026	M-10	Stantec Inc.

Administrative and Marketing Expenses
Administrative and marketing expenses in the quarter decreased as a percentage of net revenue by 110 basis points to 38.3%. Our overall disciplined management of operations contributed to lower administrative and marketing costs as a percentage of net revenue.

Amortization of Intangible Assets
Amortization of intangible assets increased $13.9 million in Q1 2026 as a result of acquisitions completed in 2025 which had added intangible assets of $192.9 million to client relationships and $61.5 million to contract backlog.

Net Interest Expense and Other Net Finance Expense
Net interest expense and other net finance expense increased $2.7 million compared to Q1 2025. The increase was primarily due to the higher overall net debt to fund our 2025 acquisitions.

Income Taxes
Our effective income tax rate increased from 23.0% in Q1 2025 to 24.4% in Q1 2026, due to the mix of earnings from the various jurisdictions we operate in and moderating impacts on tax planning strategies.

Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2026	2025				2024
(In millions of Canadian dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenue	2,067.7	2,115.8	2,140.5	1,964.3	1,923.6	1,959.5	1,929.4	1,889.7
Net revenue	1,694.3	1,639.7	1,705.4	1,596.7	1,553.0	1,478.4	1,524.8	1,493.3
Net income	110.8	93.9	150.0	135.4	100.1	98.0	103.2	83.2
Diluted earnings per share	0.97	0.82	1.32	1.19	0.88	0.86	0.90	0.73
Adjusted net income (note)	152.2	142.8	174.1	154.7	132.8	126.2	147.9	127.2
Adjusted EPS (note)	1.33	1.25	1.53	1.36	1.16	1.11	1.30	1.12
note: Adjusted net income and adjusted EPS are non-IFRS measures discussed in the Definitions section.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported.

The table below compares quarters, summarizing the impact of organic and acquisition growth and foreign exchange on net revenue:

	Q1 2026	Q4 2025	Q3 2025	Q2 2025
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Increase in net revenue due to
Organic growth	56.5	58.0	84.8	71.8
Acquisition growth	111.4	95.5	79.7	12.4
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(26.6)	7.8	16.1	19.2
Total increase in net revenue	141.3	161.3	180.6	103.4

Management’s Discussion and Analysis March 31, 2026	M-11	Stantec Inc.

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographies we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions in the northern hemisphere and holiday schedules. The increase in net revenue in Q1 2026 compared to Q1 2025 reflects organic growth and revenue contributions from acquisitions completed in the last twelve months, partly offset with net foreign exchange impacts. (See additional information on the operating results in our MD&A for each respective quarter.)

Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2025:

(In millions of Canadian dollars)	Mar 31, 2026	Dec 31, 2025
Total current assets	2,870.3	2,790.8
Property and equipment	312.3	308.4
Lease assets	563.8	545.4
Goodwill	3,270.5	3,221.8
Intangible assets	561.2	594.5
Net employee defined benefit asset	88.1	87.4
Deferred tax assets	116.1	115.4
Other assets	262.4	293.2
Total assets	8,044.7	7,956.9

Current portion of lease liabilities	106.7	113.6
Current portion of long-term debt	265.5	291.0
Current portion of provisions	57.5	46.5
All other current liabilities	1,703.1	1,814.9
Total current liabilities	2,132.8	2,266.0
Lease liabilities	621.0	585.4
Long-term debt	1,577.3	1,527.3
Provisions	187.3	191.2
Net employee defined benefit liability	20.7	18.9
Deferred tax liabilities	72.0	72.6
Other liabilities	58.2	55.1
Equity	3,375.4	3,240.4
Total liabilities and equity	8,044.7	7,956.9
Refer to the Liquidity and Capital Resources section for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amount of assets and liabilities for our US operations and certain other global subsidiaries on our consolidated statements of financial position increased, primarily due to the strengthening of the US and Australian dollars relative to the Canadian dollar. Other factors that impacted our assets and liabilities are indicated below.

Lease assets increased primarily due to the recognition of lease additions and modifications during the quarter, offset by depreciation expense. Additions to property and equipment were largely offset by depreciation expense.

Decreases to long-term assets include the amortization of intangible assets and the reduction in other assets primarily related to the net sales of investments held for self-insured liabilities.

Management’s Discussion and Analysis March 31, 2026	M-12	Stantec Inc.

Total long-term debt increased $24.5 million due to higher draws on the revolving credit facility partly offset by repayments made on notes payable and other financing obligations. Lease liabilities increased due to additions and modifications, partly offset by lease payments made.

During the quarter, we converted our bulk buy-in annuity policy for a section of the UK pension scheme into buy-out annuity contracts. This conversion settled $103.1 million of our defined benefit obligation and reduced the related plan assets by an equal amount. As a result, there was no impact on our net employee defined benefit asset, net income, other comprehensive income, or cash flows.

Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings (further described in the Capital Management section); and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at March 31, 2026, compared to December 31, 2025:

(In millions of Canadian dollars, except ratios)	Mar 31, 2026	Dec 31, 2025
Current assets	2,870.3	2,790.8
Current liabilities	2,132.8	2,266.0
Working capital (note)	737.5	524.8
Current ratio (note)	1.35	1.23
note: See the Definitions section for our discussion of supplementary financial measures used.

The carrying amount of current assets and liabilities for our US operations and certain other global subsidiaries on our consolidated statements of financial position increased, primarily due to the strengthening of the US and Australian dollars relative to the Canadian dollar. Other factors that impacted our assets and liabilities are indicated below.

Current assets increased due to a collective increase of $96.3 million in trade and other receivables, unbilled receivables, and contract assets, primarily related to the timing of billings and collections, and an increase in prepaid expenses of $34.1 million related to increased subscription renewal fees for certain cloud-based software solutions. These increases were partly offset by a decrease in cash and cash equivalents of $40.4 million (explained in the Cash Flows section).

Our DSO, defined in the Definitions section, was 74 days at March 31, 2026, a decrease of 3 days compared to March 31, 2025 and an increase of 5 days compared to December 31, 2025, and was below our stated internal guideline of 75 days.

The decrease in current liabilities was primarily related to the decrease in trade and other payables, due to the timing of the annual employee short-term incentive awards payment and supplier payments, as well as a decrease in the current portion of long-term debt (explained in the Statements of Financial Position section).

Management’s Discussion and Analysis March 31, 2026	M-13	Stantec Inc.

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Mar 31,
(In millions of Canadian dollars)	2026	2025	Change
Cash flows (used in) from operating activities	(2.3)	100.7	(103.0)
Cash flows from (used in) investing activities	3.4	(21.6)	25.0
Cash flows used in financing activities	(63.2)	(53.8)	(9.4)

Cash Flows (Used In) From Operating Activities
Cash flows used in operating activities were $2.3 million, a decrease in cash inflows of $103.0 million compared to Q1 2025, reflecting the expected disruption from the Page integration, particularly the financial system migration. Cash inflows were also lower due to the investment in net working capital as a result of high organic revenue growth in our global region. Partly offsetting the decrease in cash inflows were lower tax payments due to timing of installments.

Cash Flows From (Used in) Investing Activities
Cash flows from investing activities were $3.4 million compared to cash flows used in investing of $21.6 million in Q1 2025, an increase of $25.0 million. The net proceeds from the sale of investments held for self-insured liabilities were $24.5 million compared to net purchases of $6.9 million in the comparative period. This was partially offset by an increase in cash used to purchase property and equipment and intangible assets.

Cash Flows Used In Financing Activities
Cash flows used in financing activities were $63.2 million, a $9.4 million increase compared to Q1 2025, primarily due to an increase in cash outflows for lease liabilities, bank indebtedness, and notes payable and other financing obligations. These increases in cash outflows were partially offset by an increase in net proceeds from our revolving credit facility compared to Q1 2025.

Capital Management
Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Mar 31, 2026	Dec 31, 2025
Current and non-current portion of long-term debt	1,842.8	1,818.3
Less: cash and cash equivalents	(357.7)	(398.1)
Bank indebtedness	17.5	29.6
Net debt	1,502.6	1,449.8
Shareholders' equity	3,375.4	3,240.4
Total capital managed	4,878.0	4,690.2
Trailing twelve months adjusted EBITDA (note)	1,178.3	1,143.7
Net debt to adjusted EBITDA ratio (note)	1.3	1.3
note: See the Definitions section for our discussion of non-IFRS measures used.

At March 31, 2026, our net debt to adjusted EBITDA ratio was 1.3x, consistent with the ratio at December 31, 2025, remaining within our stated internal guideline and providing additional capacity to fund future acquisition opportunities and growth initiatives.

Management’s Discussion and Analysis March 31, 2026	M-14	Stantec Inc.

Our credit facilities include:
•senior unsecured notes of $975 million;
•syndicated senior unsecured credit facilities of $1.5 billion, structured as a sustainability-linked loan, consisting of a revolving credit facility in the maximum of $1.2 billion and a term loan of $310 million (with access to additional funds of $600 million through an accordion feature);
•unsecured bilateral credit facilities, including a term facility of CA$100 million and a revolving facility of US$100 million; and
•an uncommitted unsecured multicurrency credit facility of £20 million and an overdraft facility of AU$5 million.

We are required to comply with certain covenants as part of our senior unsecured notes, syndicated senior credit facilities, and unsecured bilateral credit facilities. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreements).

At March 31, 2026, $1,265.3 million was available in our credit facilities for future activities and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended March 31, 2026.

Shareholders’ Equity
Shareholders’ equity increased $135.0 million from December 31, 2025. The increase in shareholders' equity was due to net income of $110.8 million earned in the first quarter of 2026 and other comprehensive income of $52.1 million, primarily related to exchange differences on translation of our foreign subsidiaries, partly offset with dividends declared of $27.9 million.

Our Normal Course Issuer Bid (NCIB) on the TSX was renewed on March 12, 2026, enabling us to repurchase up to 2,281,339 of our common shares during the period of March 12, 2026 to March 11, 2027. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

Other
Outstanding Share Data
Common shares outstanding were 114,066,995 at March 31, 2026 and May 13, 2026. No shares were repurchased from April 1, 2026 to May 13, 2026 under our NCIB or our Automatic Share Purchase Plan.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the Contractual Obligations section of our 2025 Annual Report (incorporated herein by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at March 31, 2026.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the Off-Balance Sheet Arrangements section of our 2025 Annual Report (incorporated herein by reference).

Financial Instruments and Market Risk
At March 31, 2026, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2025 Annual Report (incorporated herein by reference).

Management’s Discussion and Analysis March 31, 2026	M-15	Stantec Inc.

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 32 of our audited consolidated financial statements for the year ended December 31, 2025 (included in our 2025 Annual Report and incorporated herein by reference). At March 31, 2026, the nature and extent of these transactions were not materially different from those disclosed in the 2025 Annual Report.

Critical Accounting Developments, Estimates, and Measures
Recent Accounting Pronouncements
Amendments to IFRS 9 and IFRS 7 adopted in the quarter and disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2026 (incorporated herein by reference), resulted in a change in the accounting policy for derecognition of liabilities settled with cash. Previously, we derecognized liabilities settled with cash on payment instruction. Under the new policy, we have elected to apply the optional exception to derecognize financial liabilities settled through qualifying electronic payment systems on payment instruction, while financial liabilities settled through other methods are derecognized on settlement.

The amendments apply retrospectively; however, we were not required to restate prior periods to reflect their application under transitional provisions. The adjustment to cash and cash equivalents and trade and other payables at January 1, 2026 is reflected in our unaudited interim consolidated statements of cash flows for the quarter ended March 31, 2026. The amendments did not have any other material effects on our consolidated financial statements.

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 3 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2026 (incorporated herein by reference). We are currently considering the impact of adopting these standards and amendments on our consolidated financial statements.

Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates from those described in our 2025 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2025 audited consolidated financial statements (incorporated herein by reference).

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS Accounting Standards and do not have any standardized meaning prescribed by IFRS Accounting Standards. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS Accounting Standards financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS Accounting Standards measure is included on page M-4.

Management’s Discussion and Analysis March 31, 2026	M-16	Stantec Inc.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgment and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow performance. The most comparable IFRS Accounting Standards measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgment and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS Accounting Standards measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the diluted weighted average number of shares outstanding.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS Accounting Standards measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-13.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS Accounting Standards measure, cash flows from operating activities, is included in the Additional Reconciliation of Non-IFRS Financial Measure on page M-18.

Free Cash Flow to Net Income is a non-IFRS ratio that we use to measure conversion of net income into cash. It is calculated by dividing free cash flow (defined above) by net income.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO) is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS Accounting Standards.

Management’s Discussion and Analysis March 31, 2026	M-17	Stantec Inc.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-14.

Additional Reconciliation of Non-IFRS Financial Measure

Free Cash Flow

	Quarter Ended Mar 31,
(In millions of Canadian dollars)	2026	2025
Net cash flows (used in) from operating activities	(2.3)	100.7
Less: capital expenditures (property and equipment and intangible assets)	(21.5)	(16.1)
Less: net lease payments	(41.9)	(33.7)
Free cash flow (note)	(65.7)	50.9
note : See the Definitions section for a discussion of free cash flow, a non-IFRS measure.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e) and as defined in Canada by National Instrument 52-109) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at such date.

Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Discussion and Analysis March 31, 2026	M-18	Stantec Inc.

Risk Factors
For the quarter ended March 31, 2026, there has not been a significant change in our risk factors from those described in our 2025 Annual Report (incorporated herein by reference). We continue to closely monitor the military conflict in the Middle East, as Stantec has projects in the region and offices in Bahrain, Qatar, Saudi Arabia, and United Arab Emirates, and are implementing measures to mitigate workforce disruptions. We cannot provide assurance that these measures will be effective.

As noted in our 2025 Annual Report, international tensions and military conflicts may lead to adverse impacts including political and macroeconomic uncertainty, supply chain issues, market volatility, decreased public spending and slowing growth forecasts, workforce disruptions, an increased risk of cyberattacks, project delays or cancellations, and additional costs in assessing security risks and implementing security plans. The duration and scale of military conflicts are outside of our control and may have a cascading impact on the global economy, which may affect our results of operations, cash flows, and backlog.

Subsequent Events
UK pension scheme
In April 2026, we entered into a bulk annuity policy for another section of the UK pension scheme. Future cash flows from this bulk annuity will match the amount and timing of certain benefits payable under the scheme. The bulk annuity does not extinguish the Company's risks and obligations under the plan.

Dividends
On May 13, 2026, our Board of Directors declared a dividend of $0.245 per share, payable on July 15, 2026, to shareholders of record on June 30, 2026.

Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements or forward-looking information within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws (forward-looking statements). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this MD&A has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future and may not be appropriate for other purposes.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2026 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this MD&A. Forward-looking statements in this MD&A include but are not limited to the following:
•Our expectations in our Outlook section to address our targets and expectations for 2026:
◦Our belief that opportunities arising from aging infrastructure and urbanization, climate change and the need for resilience to extreme weather events, future technologies and associated energy requirements, advanced manufacturing, and resource security continue to drive growth in demand for our services;
◦Public sector spending will continue in alignment with currently announced programs and legislation, as well as increasing confidence and activity in the private sector;
◦Net revenue growth of 8.5% to 11.5%, with organic net revenue growth in the mid- to high-single digits;
◦Organic growth in Canada, US and Global regions in the mid- to high- single digits;

Management’s Discussion and Analysis March 31, 2026	M-19	Stantec Inc.

◦Adjusted EBITDA margin in the range of 17.6% to 18.2%, reflecting strong project margins resulting from solid project execution, as well as continued discipline and enhanced strategies in the management of administration and marketing costs, including expanding the use of our high value centers, optimizing digital strategies, and increased efficiencies from improving scale in certain geographies:
▪Adjusted EBITDA margin in Q1 and Q4 2026 is expected to be near or below the low end of this range due to normal seasonal factors in the northern hemisphere, offset by margins moving to the higher end of the range, or above, in Q2 and Q3 of 2026 as seasonal activities increase;
◦Adjusted net income as a percentage of net revenue at or above 9.5%;
◦Adjusted EPS growth in the range of 15% to 18%;
◦Adjusted ROIC expected to be above 13%;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section;
•Our belief that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures;
•Our belief we have sufficient liquidity to meet our contractual obligations; and
•Our expectations in the Critical Accounting Developments, Estimates, and Measures section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this MD&A. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this MD&A not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2026, there has been no significant change in our risk factors from those described in our 2025 Annual Report (incorporated herein by reference).

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2026 and their effect on our business. The material factors and assumptions used to support our 2026 outlook included on M-5 are set forth below:

•Our March 2026 outlook forecast assumed an average value for the US dollar of $1.36, GBP $1.85, and AU of $0.95, which is consistent with the outlook provided in our 2025 Annual Report, with the exception of AUD which has been revised from $0.90.
•The overnight interest rate target is currently 2.25% in Canada, 3.64% in the US, and 3.75% in the UK, while the assumptions included in the 2025 Annual Report reflected rates of 2.25% in Canada, 3.65% in the US, and 3.73% in the UK. The Company’s fixed rate senior unsecured notes are expected to partially offset changes in rates.
•Our effective income tax rate, without discrete transactions, is expected to be approximately 23% to 25% and was considered based on the tax rates in place as of December 31, 2025, as well as our mix of expected earnings for the countries we operate in.
•As of March 2026, Canada's GDP is expected to grow by 1.3% compared to 1.5% at December 2025, the US is projected to see a growth rate of 2.4% compared to 2.2% at December 2025, the UK is projected to see a growth rate of 0.8% compared to 1.3% at December 2025, and Australia is projected to see a growth rate of 1.8% compared to 2.0% at December 2025.
•In Canada, the 2025 Annual Report assumed that the number of total housing starts would decrease in 2026 by 0.8%. As of March 2026, the number of total housing starts in Canada is forecasted to decrease in 2026

Management’s Discussion and Analysis March 31, 2026	M-20	Stantec Inc.

by 4.6% compared to 2025. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2026 is 1.33 million, a 1.8% decrease compared to 2025, updated from the assumed total housing starts of 1.34 million, a 0.1% decrease compared to 2025, included in the 2025 Annual Report.
•The American Institute of Architects ABI (architectural billing index) has increased to 49.8 as of March 2026 from 48.5 at the end of 2025, reflecting a slight improvement, however architectural billings are still soft.
•The U.S. EIA expects oil prices for 2026 to increase sharply from 2025 levels, and metals and mineral prices for 2026 are expected to slightly decrease from currents levels.
•Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of May 13, 2026, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2026, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis March 31, 2026	M-21	Stantec Inc.